

February 14, 2014

Via E-mail
Mark D. McLaughlin
President and CEO
Palo Alto Networks, Inc.
4401 Great America Parkway
Santa Clara, California 95054

    Re: **Palo Alto Networks, Inc.**
            Form 10-Q for the Quarterly Period Ended October 31, 2013
            Filed December 5, 2013
            Form 10-K for the Fiscal Year Ended July 31, 2013
            Filed September 25, 2013
            File No. 001-35594

Dear Mr. McLaughlin:

        We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended October 31, 2013

Condensed Consolidated Balance Sheet, Page 3

1.   It is not clear from your existing disclosures why your allowance for doubtful accounts increased in the amount of $435,000 over the quarter ended October 31, 2013. Please tell us why and consider an explanation of the reasons in your next Form 10-Q.

Form 10-K for the Fiscal Year Ended July 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal 2013 and 2012, page 43

2.   Please tell us what consideration you gave to providing disclosures that explain the extent to which increases/decreases in your product and service revenues were attributable to changes in price. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 48

3.   We note that approximately $27.2 million of your cash and cash equivalents and investments was held outside the United States and is not presently available to fund domestic operations and obligations as of July 31, 2013. We further note from your disclosures on page 79 that you have not made any tax provision for U.S. income taxes on approximately $5.2 million of undistributed earnings in foreign subsidiaries, which you expect to reinvest outside of the U.S. indefinitely. Please explain whether you have recorded a deferred tax liability on any portion of your undistributed earnings in foreign subsidiaries. Describe the nature of any additional restrictions on your cash and cash equivalents and investments held outside the United States that are not presently available to fund your domestic operations and obligations.

Consolidated Financial Statements

Note 8. Income Taxes, page 77

4.   We note the captions in your effective income tax rate reconciliation for share-based compensation and foreign income at other than U.S. rates. Please clarify what the share-based compensation and foreign rate differentials represent for each year presented. As part of your response, explain how the share-based compensation and foreign rate differentials are determined in each fiscal year and identify the significant components of these items.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant